# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, D.C. 20549

**FORM 8-K**

**CURRENT REPORT PURSUANT**
**TO SECTION 13 OR 15(d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

**Date of Report** (Date of earliest event reported)**: June 13, 2011**
**MORRIS PUBLISHING GROUP, LLC**
**(Exact Name of Registrant as Specified in Its Charter)**

**Georgia**
**(State or other jurisdiction of incorporation)**

| | |
|---|---|
| **333-112246** | **26-2569462** |
| (Commission File Number) | (IRS Employer Identification No.) |
| **725 Broad Street; Augusta, Georgia** | **30901** |
| (Address of Principal Executive Offices) | (Zip Code) |

**(706) 724-0851**
**(Registrants' Telephone Number, Including Area Code)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

**Item 8.01        Other Items**

As required by the "Indenture" to the Floating Rate Secured Notes Due 2014 dated March 1, 2010 (the "New Notes"), Morris Publishing Group, LLC ("Morris Publishing") is required to use its monthly positive operating cash flow, net of permitted cash flow adjustments, ("Excess Free Cash Flow") to repay any amounts outstanding on its working capital facility, and then to redeem (on a prorata basis) stated principal amounts outstanding on the New Notes; provided, however, that no payment or redemptions are required if Excess Free Cash Flow is less than $250,000.

Applying this requirement with respect to Morris Publishing's monthly period ending May 31, 2011, Morris Publishing redeemed $322,286 in aggregate stated principal amount of the New Notes on June 15, 2011, the referenced period's Excess Cash Flow Payment Date (as defined in the Indenture). On June 13, 2011, Morris Publishing delivered a certificate to the Trustee under the Indenture stating that $322,286 of the aggregate stated principal amounts outstanding on the New Notes will be redeemed on the June 15, 2011 Excess Cash Flow Payment Date.

The table below summarizes all of the aggregate stated principal redemption and interest payments subsequent to the March 1, 2010 issuance date of the New Notes:

| (dollars in thousands) | Beginning Principal Outstanding | | Principal Redeemed | | Interest Paid | | Ending Principal Outstanding | | Payment Due Date |
|---|---|---|---|---|---|---|---|---|---|
| Quarterly interest payment | $ | 100,000 | $ | - | $ | 833 | $ | 100,000 | 4/1/10 |
| Excess Free Cash Flow-March 2010 | | 100,000 | | - | | - | | 100,000 | 4/23/10 |
| Excess cash-Tranche A repayment | | 100,000 | | 3,211 | | 21 | | 96,789 | 4/23/10 |
| Excess Free Cash Flow-April 2010 | | 96,789 | | - | | - | | 96,789 | 5/21/10 |
| Excess cash-Tranche B refinance | | 96,789 | | 1,760 | | 24 | | 95,029 | 5/21/10 |
| Excess Free Cash Flow-May 2010 | | 95,029 | | 1,016 | | 22 | | 94,013 | 6/17/10 |
| Quarterly interest payment | | 94,013 | | - | | 2,350 | | 94,013 | 7/1/10 |
| Excess Free Cash Flow-June 2010 | | 94,013 | | 2,803 | | 14 | | 91,210 | 7/19/10 |
| Excess Free Cash Flow-July 2010 | | 91,210 | | - | | - | | 91,210 | 8/24/10 |
| Excess Free Cash Flow-August 2010 | | 91,210 | | 1,094 | | 24 | | 90,116 | 9/17/10 |
| Quarterly interest payment | | 90,116 | | - | | 2,254 | | 90,116 | 10/1/10 |
| Excess Free Cash Flow-September 2010 | | 90,116 | | 424 | | 2 | | 89,692 | 10/19/10 |
| Excess Free Cash Flow-October 2010 | | 89,692 | | 1,994 | | 26 | | 87,698 | 11/18/10 |
| Excess Free Cash Flow-November 2010 | | 87,698 | | 1,190 | | 24 | | 86,508 | 12/15/10 |
| Quarterly interest payment | | 86,508 | | - | | 2,163 | | 86,508 | 1/3/11 |
| Excess Free Cash Flow-December 2010 | | 86,508 | | - | | - | | 86,508 | 1/21/11 |
| Excess Free Cash Flow-January 2011 | | 86,508 | | 4,269 | | 55 | | 82,239 | 2/16/11 |
| Excess Free Cash Flow-February 2011 | | 82,239 | | 3,227 | | 68 | | 79,012 | 3/16/11 |
| Quarterly interest payment | | 79,012 | | - | | 1,975 | | 79,012 | 4/1/11 |
| Excess Free Cash Flow-March 2011 | | 79,012 | | 579 | | 3 | | 78,433 | 4/21/11 |
| Excess Free Cash Flow-April 2011 | | 78,433 | | - | | - | | 78,433 | 5/16/11 |
| Excess Free Cash Flow-May 2011 | $ | 78,433 | | 322 | | 6 | $ | 78,111 | 6/15/11 |
| Total-to date | | | $ | 21,889 | $ | 9,864 | | | |

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**Date: June 15, 2011**                    **MORRIS PUBLISHING GROUP, LLC**

By:    **/s/ Steve K. Stone**
Steve K. Stone
Senior Vice President-Chief Financial Officer